16003641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkery Noyes Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 13th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-668-3355
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name - *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkery Noyes Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGINA BENJAMIN
Notary Public - State of New York
NO. 01BE6219092
Qualified in New York County
My Commission Expires Mar 22, 2018

Signature

President & Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berkery Noyes Securities, LLC

Annual Report

December 31, 2015

Berkery Noyes Securities, LLC

Index to Annual Report
December 31, 2015

A. EXEMPTION REPORT 1

B. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 2

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-9

Supporting Schedules

Computation of Net Capital and
Aggregate Indebtedness Pursuant to Rule 15c3-1
under the Securities Exchange Commission Act of 1934 ("SEA") 11

Computation for Determination of Reserve
Requirements Pursuant to SEA Rule 15c3-3
Information Relating to the Possession or Control Requirements
under SEA Rule 15c3-3 12

C. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT 13

D. REPORT OF INDEPENDENT ACCOUNTANT'S ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION 14

Berkery Noyes Securities, LLC
One Liberty Plaza, 13th Floor
New York, NY 10006
212.668.3355

SEA Rule 15c3-3 Exemption Report
December 31, 2015

Berkery Noyes Securities, LLC

In accordance with the FINRA membership agreement applicable to Berkery Noyes Securities, LLC (the "Company") it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with SEA Rule 15c3-3 and has been so throughout the year ended December 31, 2015 without exception.

/s/ RICHARD O'DONNELL

Richard O'Donnell
President and Chief Compliance Officer
Date: February 19, 2016

PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Member
of Berkery Noyes Securities, LLC

We have audited the accompanying statement of financial condition of Berkery Noyes Securities, LLC (the "Company"), as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

As more fully described in Notes 1 and 4 to the financial statements, the Company has material transactions with Berkery Noyes & Co., L.L.C. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

February 22, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Berkery Noyes Securities, LLC

Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	$ 112,172
Prepaid expenses and other assets	14,181
	$ 126,353
LIABILTIES AND MEMBER'S EQUITY	
Due to Parent	$ 18,931
Member's Equity	107,422
	$ 126,353

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Operations
Year Ended December 31, 2015

REVENUES	
Fee Income	$ 808,750
EXPENSES	
Finder's Fees	$ 145,000
Commissions	79,669
Professional fees	79,080
Salaries and benefits	76,316
Regulatory expenses	14,017
Rent	11,332
Travel	3,472
Other	7,604
Total Expenses	416,490
Net Income	$ 392,260

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2015

Balance at January 1, 2015	$ 115,162
Net Income for the year	392,260
Capital Contributions from Parent	50,000
Distribution to Parent	<450,000>
Balance at December 31, 2015	$ 107,422

See notes to financial statements

Berkery Noyes Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 392,260
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Prepaid expenses and other assets	<905>
Due to Parent	18,931
Net Cash Provided by Operating Activities	410,286
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to Parent	<450,000>
Capital contributions from Parent	50,000
Net Change used in Financing Activities	<400,000>
Net Change in Cash	10,286
CASH	
Beginning of year	101,886
End of year	$ 112,172

See notes to financial statements

Berkery Noyes Securities, LLC

Notes to Financial Statements
December 31, 2015

1. Description of Business

Berkery Noyes Securities, LLC (the "Company") was formed under the New York State's Limited Liability Company Law on July 4, 2010 as a wholly-owned subsidiary of Berkery Noyes & Co., LLC (the "Parent"). The Company was formed to engage in merger and acquisition services, private placements of securities and the selling of tax shelters or limited partnerships in primary markets.

On November 16, 2011, the Financial Industry Regulatory Authority (FINRA) granted the application of the Company for membership. The Membership agreement (the "Agreement") which the Company filed will remain in effect and bind the Company and all of its successors to ownership or control unless the Agreement is changed, removed or modified pursuant to applicable FINRA rules.

The Company has funded operations with capital contributions from its Parent. The Company's future operations may be dependent upon continued support from the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Revenue Recognition

Revenue consists of fee income and earned retainer fees in connection with client advisory assignments. Fee income is recognized at successful completion of deals and most deals have non-refundable retainer fees. Retainer fees are recognized as collected.

Cash and Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist of cash. The Company places its cash with high credit quality financial institutions. As a consequence, concentration of credit risk is limited. At times the balance may be in excess of the insured limit.

Summary of Significant Accounting Policies (continued)

Income Taxes

As a single member LLC, the Company is treated as a disregarded entity and is not a taxpaying entity for Federal, New York State or New York City income tax purposes. Accordingly, the Company does not record a provision for income taxes. Income of the Company is taxed to its member.

Management has determined that the company had no uncertain tax positions that would require financial statement disclosure or recognition.

Subsequent Events

The Company's management has evaluated subsequent events for adjustments to and disclosure in the financial statements through the date that the financial statements were available to be issued which date is February 19, 2016.

3. Net Capital Requirements

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2015, the Company had Net Capital, of $93,241 which was $88,241 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .203 to 1.

4. Related Party Transactions

Revenues & Expenses

The Company occupies office space in which the Parent is the lessee. In turn the Company has a sublease agreement with the Parent that can be terminated upon 30 day's notice to the Parent. For the year ended December 31, 2015, the Company made rental payments totaling $11,332 to the Parent.

From time to time the Parent may make payments on behalf of the Company for certain administrative costs. In addition, the Parent may pay for reimbursable expenses in connection with advisory deals, which are to be fully reimbursed to the Parent if collected by the Company. At December 31, 2015 there was $18,931 due to Parent in connection with reimbursable expenses.

The Parent allocates employee compensation, including benefits, to the Company based upon management's best estimate of the time attributable to employees who work on the Company's matters. For the year ended December 31, 2015, the Parent paid on behalf of the Company $76,316 for employee compensation and $79,669 in commissions. These expenses were fully reimbursed by the Company to the Parent as of December 31, 2015.

Related Party Transactions (continued)

As part of ongoing business development efforts, the Parent and the Company refer business opportunities to each other for review and consideration. For the year ended December 31, 2015, Parent referrals resulted in fee income of $808,750 and negotiated finder's fees of $145,000.

Capital Activity

During the year 2015, the Parent contributed $50,000 as a cash capital to the Company and received $450,000 as a dividend distribution.

Berkery Noyes Securities, LLC

Supporting Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

December 31, 2015

Berkery Noyes Securities, LLC

Computation of Net Capital and Aggregate Indebtedness and Pursuant
to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA")
December 31, 2015

NET CAPITAL	
Total Member's Equity from Statement of Financial Condition	$ 107,422
Deductions	
Non-allowable assets	
Prepaid expenses and other assets	14,181
Net Capital	93,241
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness of $5,000)	5,000
Excess net capital over minimum requirement	$ 88,241
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities	$ 18,931
Percent of aggregate indebtedness to net capital	20.3%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There are no material differences between the above calculation and the Calculation included in the Company's unaudited FOCUS Report as of December 31, 2015

See Report of Independent Registered Public Accounting Firm

Berkery Noyes Securities, LLC

Computation of Determination of Reserve Requirements
Pursuant to SEA Rule 15c3-3
December 31, 2015

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

INFORMATION RELATING TD THE POSSESSION OF CONTROL REQUIREMENTS
UNDER SEA RULE 15C3-3
As of December 31, 2015

The Company is engaged in private placements of securities and carries no customer accounts on its books nor had possession of customer securities.

See Report of Independent Registered Public Accounting Firm

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Managing Member
Berkery Noyes Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Berkery Noyes Securities, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

February 22, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Accountant on Applying
Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

**To the Member of
Berkery Noyes Securities, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Berkery Noyes Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Berkery Noyes Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Berkery Noyes Securities, LLC's management is responsible for Berkery Noyes Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of the supporting cancelled checks, noting no differences;

2. Compared the amounts reported on the financial statements included in the Annual Report (formerly the audited Form X-17A-5) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

February 22, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

BERKERY NOYES SECURITIES, LLC

SEC Mail Processing Section
FEB 26 2016
Wasnington DC
404

TO: SEC Staff

FROM: Richard O'Donnell

DATE: February 25, 2016

RE: Berkery Noyes Securities, LLC 12/31/15 Annual Report Package

Please find attached copy of the 2015 Annual Report for Berkery Noyes Securities, LLC.